Exhibit 1.1
Canadian Solar Prices US$75 million of Convertible Senior Notes
Jiangsu, China, December 5, 2007 — Canadian Solar Inc. (Nasdaq: CSIQ) today announced that it has priced an offering of US$75 million of convertible senior unsecured notes due 2017 to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Act”). The transaction, which is subject to customary closing conditions, is expected to close on December 10, 2007.
The notes will be convertible into common shares of Canadian Solar at an initial conversion rate of 50.6073 common shares per US$1,000 principal amount of notes, subject to adjustment under certain circumstances, which is equivalent to an initial conversion price of approximately $19.76 per share.
The notes will accrue interest at an annual rate of 6.0%. The notes will mature on December 15, 2017. On or after December 24, 2012 and only in certain circumstances, Canadian Solar may redeem any or all of the notes. Additionally, holders of notes may require Canadian Solar to repurchase their notes for cash on December 24, 2012 or December 15, 2014 and upon certain fundamental changes, including a change in control, Canadian Solar must make an offer to holders to purchase all of their notes.
Canadian Solar will use the net proceeds from this offering for working capital, general corporate purposes and potential future acquisitions.
The notes and the common shares issuable upon conversion of the notes have not been registered under the Act or any state securities laws, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Act and applicable state securities laws.
This press release is not an offer to sell these securities and is not soliciting an offer to buy these securities.